Exhibit 99.1

PENN WEST ANNOUNCES WEBCAST DETAILS FOR ANALYST DAY ON JUNE 7, 2017

CALGARY, June 5, 2017 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) is hosting an Analyst Day event on Wednesday, June 7, 2017, beginning at 1:00 pm Mountain Time (3:00 pm Eastern Time) to offer the investment community a comprehensive technical overview of our cost structure, operations, and sustainable growth strategy. The event will be held in Calgary for members of the financial analyst community and simultaneously webcast for the public and those unable to attend in person.

CONFERENCE CALL & WEBCAST DETAILS

A live broadcast of the Analyst Day presentation will be available on the Internet and may be accessed directly at the following URL:

https://event.on24.com/wcc/r/1436098/9FBBF2030CF35B1E1C440003A08CD207https://event.on24.com/wcc/r/1436098/9FBBF2030CF35B1E1C440003A08CD207

A recording of the Analyst Day presentation will be available for replay one hour after the conclusion of the presentation on our website www.pennwest.com, or directly at above URL.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com